Exhibit 99.2

Interim Consolidated Financial Statements

SR TELECOM INC.
For the three and nine months ended September 30, 2005 and 2004
(unaudited)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at September 30th, 2005 and December 31st, 2004
(in thousands of dollars)

	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	4,479	4,549
Short-term restricted cash (note 12)	2,117	1,394
Accounts receivable, net	49,264	47,500
Income taxes receivable	1,765	911
Inventory (note 5)	34,728	59,556
Prepaid expenses and deposits	7,433	3,504
	99,786	117,414

Investment tax credits (note 4)	13,150	13,150
Long-term accounts receivable, net (note 12)	1,757	5,644
Long-term restricted cash	-	493
Property, plant and equipment, net	78,683	85,442
Intangible assets, net	3,818	4,494
Other assets, net (note 8)	2,577	987
	199,771	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 5 and 15)	41,745	55,682
Customer advances	1,624	1,932
Current portion of lease liability	7,435	5,043
Current portion of long-term debt (note 10)	1,447	106,680
	52,251	169,337

Long-term credit facility (note 9)	40,205	-
Long-term lease liability	-	3,577
Long-term liability (note 14)	1,759	1,810
Long-term debt (note 10)	33,882	260
Convertible redeemable secured debentures (note 11)	39,040	-
	167,137	174,984
Shareholders' equity
Capital stock (note 6)	219,653	219,653
Warrants (note 6)	13,029	13,029
Equity component of convertible redeemable secured debenture (note 11)	37,851	-
Contributed surplus (notes 3 and 6)	1,203	519
Deficit (note 3)	(239,102)	(180,561)
	32,634	52,640

	199,771	227,624

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended September 30th,
	2005 (unaudited)			2004 Amended (note 16) (unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	31,568	-	31,568	27,593	-	27,593
Services	1,912	-	1,912	4,124	-	4,124
Telecommunications	-	4,776	4,776	-	4,660	4,660
Total revenue	33,480	4,776	38,256	31,717	4,660	36,377

Cost of revenue
Equipment	21,692	-	21,692	17,754	-	17,754
Services	851	-	851	3,077	-	3,077
Total cost of revenue	22,543	-	22,543	20,831	-	20,831

Gross profit	10,937	4,776	15,713	10,886	4,660	15,546

Agent commissions	1,145	-	1,145	1,804	-	1,804
Selling, general and administrative expenses	11,162	5,595	16,757	10,184	4,646	14,830
Research and development expenses, net	3,215	-	3,215	6,175	-	6,175
Restructuring, asset impairment and other charges (note 5)	2,307	-	2,307	3,096	-	3,096

Operating (loss) earnings	(6,892)	(819)	(7,711)	(10,373)	14	(10,359)

Finance charges, net	(8,163)	(822)	(8,985)	(1,465)	(638)	(2,103)
Gain on sale of long-term investment (note 13)	-	-	-	3,444	-	3,444
Gain on settlement of claim (note 15)	-	-	-	4,583	-	4,583
Gain (loss) on foreign exchange	793	1,633	2,426	(1,327)	2,118	791

(Loss) earnings before income taxes	(14,262)	(8)	(14,270)	(5,138)	1,494	(3,644)

Income tax recovery (expense)	172	-	172	(339)	-	(339)

Net (loss) income	(14,090)	(8)	(14,098)	(5,477)	1,494	(3,983)

Weighted average number of common shares
outstanding (in thousands) (note 6)			17,610			17,610

Net loss per share, basic and diluted			(0.80)			(0.23)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended September 30th
	2005 (unaudited)			2004 Amended (note 16) (unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	50,989	-	50,989	70,284	-	70,284
Services	8,223	-	8,223	14,592	-	14,592
Telecommunications	-	14,629	14,629	-	14,306	14,306
Total revenue	59,212	14,629	73,841	84,876	14,306	99,182

Cost of revenue
Equipment	37,789	-	37,789	44,335	-	44,335
Services	4,533	-	4,533	8,726	-	8,726
Total cost of revenue	42,322	-	42,322	53,061	-	53,061

Gross profit	16,890	14,629	31,519	31,815	14,306	46,121

Agent commissions	2,056	-	2,056	4,481	-	4,481
Selling, general and administrative expenses	30,619	16,358	46,977	35,516	14,272	49,788
Research and development Expenses, net	9,736	-	9,736	20,983	-	20,983
Restructuring, asset impairment and other charges (note 5)	18,855	-	18,855	15,815	-	15,815

Operating (loss) earnings	(44,376)	(1,729)	(46,105)	(44,980)	34	(44,946)

Finance charges, net	(11,412)	(2,267)	(13,679)	(3,731)	(2,130)	(5,861)
Gain on sale of long-term investment (note 13)	-	-	-	3,444	-	3,444
Gain on settlement of claim (note 15)	-	-	-	4,583	-	4,583
Gain (loss) on foreign exchange	461	866	1,327	(676)	(130)	(806)

Loss before income taxes	(55,327)	(3,130)	(58,457)	(41,360)	(2,226)	(43,586)

Income tax expense	(84)	-	(84)	(637)	(25)	(662)

Net loss	(55,411)	(3,130)	(58,541)	(41,997)	(2,251)	(44,248)

Weighted average number of common shares
outstanding(in thousands) (note 6)			17,610			16,320

Net loss per share, basic and diluted			(3.32)			(2.71)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Nine Months ended September 30th,

(in thousands of dollars)
	2005	2004
		Amended (note 16)
	(unaudited)	(unaudited)

Deficit, beginning of period as previously reported	(180,561)	(90,941)

Cumulative effect of adoption of new accounting policy (note 3)	-	(272)

Deficit, beginning of period as restated	(180,561)	(91,213)

Net loss	(58,541)	(44,248)
Share issue costs	-	(3,214)

Deficit, end of period	(239,102)	(138,675)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended September 30th,
(in thousands of dollars)

	2005	2004
		Amended (note 16)
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(14,098)	(3,983)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,159	3,131
Loss on disposal of property, plant and equipment	379	2
Asset write-down	110	717
Non-cash financing charges	4,717	-
Gain on sale of long-term investment (note 13)	-	(3,444)
Gain on settlement of claim (note 15)	-	(4,583)
Stock-based compensation (note 6)	545	73
Future income taxes	-	(134)
Changes in operating assets and liabilities:
Increase in long-term accounts receivable	-	(1,674)
(Increase) decrease in non-cash working capital items	(21,779)	3,714
Unrealized foreign exchange	(1,759)	(1,901)
Net cash used in operating activities	(28,726)	(8,082)

Cash flows from (used in) financing activities
Increase in long-term credit facility (note 9)	28,807	-
Increase in long-term debt	174	-
Repayment of long-term lease liability	-	(1,357)
Increase in other assets	(538)	-
Net cash from (used in) financing activities	28,443	(1,357)

Cash flows (used in) from investing activities
(Increase) decrease in restricted cash	(72)	230
Purchase of property, plant and equipment	(1,140)	(1,476)
Proceeds on sale of property, plant and equipment	826	417
Purchase of short-term investments	-	(3,340)
Proceeds on sale of short-term investments	-	7,935
Proceeds on sale of long-term investments (note 13)	-	3,444
Net cash (used in) from investing activities	(386)	7,210

Decrease in cash and cash equivalents	(669)	(2,229)

Cash and cash equivalents, beginning of period	5,148	10,561

Cash and cash equivalents, end of period	4,479	8,332

Supplemental Information
Cash paid for:
Interest	1,563	4,030
Income taxes	6	4

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Nine Months ended September 30th,
(in thousands of dollars)

	2005	2004
		Amended (note 16)
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(58,541)	(44,248)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,972	9,512
Restructuring, asset impairment and other charges (note 5)	16,548	2,134
Loss (gain) on disposal of property, plant and equipment	315	(81)
Asset write-down	240	-
Non-cash financing charges	8,779	-
Gain on sale of long-term investment (note 13)	-	(3,444)
Gain on settlement of claim (note 15)	-	(4,583)
Stock-based compensation (note 6)	684	185
Future income taxes	-	301
Changes in operating assets and liabilities:
Increase in long-term accounts receivable	-	(103)
(Increase) decrease in non-cash working capital items	(8,803)	5,919
Unrealized foreign exchange	(1,354)	(859)
Net cash used in operating activities	(33,160)	(35,267)

Cash flows from financing activities
Issuance of long-term credit facility (note 9)	41,193	-
Issuance of long-term debt	324	-
Repayment of bank indebtedness	-	(3,000)
Repayment of long-term lease liability	(1,314)	(4,208)
Repayment of long-term debt	-	(5,367)
Proceeds from issue of shares and warrants, net of share issue costs	-	46,787
Increase in other assets	(5,296)	-
Net cash from financing activities	34,907	34,212

Cash flows (used in) from investing activities
(Increase) decrease in restricted cash	(723)	1,777
Purchase of property, plant and equipment	(2,252)	(3,871)
Proceeds on sale of property, plant and equipment	1,158	648
Purchase of short-term investments	-	(44,553)
Proceeds on sale of short-term investments	-	43,508
Proceeds on sale of long-term investments (note 13)	-	3,444
Net cash (used in) from investing activities	(1,817)	953

Decrease in cash and cash equivalents	(70)	(102)

Cash and cash equivalents, beginning of period	4,549	8,434

Cash and cash equivalents, end of period	4,479	8,332

Supplemental Information
Cash paid for:
Interest	2,967	8,454
Income taxes	47	112

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Notes to the Unaudited Interim Consolidated Financial Statements
For the Third Quarters ended September 30th, 2005 and 2004

1.   Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations impairment assessments, taxes, restructuring and other provisions and contingencies.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2004, except as described in note 3. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2004 and 2003. These unaudited interim financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2.   Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis is not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the nine months ended September 30, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•	On August 24, 2005, SR Telecom completed the exchange of its 8.15% debentures due August 31, 2005 into new 10% secured redeemable convertible debentures due October 15, 2011 (see note 11).

•	The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008 (see note 10).

•
On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to $46.5 million (US$39.6million) with a syndicate of lenders comprised of certain previous holders of 8.15 % debentures.

•
The Corporation intends, as soon as possible, subject to market conditions, to file a prospectus, offering rights to its shareholders. The Corporation does not believe market conditions to be appropriate for such an offering at this time. The Corporation does not anticipate that the record date for the filing of the prospectus will be established prior to November 30, 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•	The Corporation, during the third quarter ended September 30, 2005 continued its restructuring activities to reduce costs.

•
Pursuant to the terms of the new convertible debentures, $10,000,000 face value of such debentures are mandatory convertible into approximately 46,060,892 common shares in November 2005. As a result, at the conversion date, there will be a substantial realignment of the interests in the Corporation between the creditors and shareholders. As of the date of the conversion, the Corporation will adopt fresh start accounting (see note 17).

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will result in sufficient funds to continue as a going concern.

3.	Adoption of New Accounting Policies and Recent Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. This guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity ( a “variable interest entity”) in its consolidated financial statements. This guideline applies for years beginning on or after November 1, 2004. Adoption of this guideline did not have an impact on the results of operation or financial position of the Corporation.

The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation.

The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the new transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

The CICA issued in June 2005 Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in the former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Corporation has chosen early adoption of these standards. Adoption of this guideline did not have an impact on the results of operation or financial position of the Corporation

4.	Accounts Receivable

The long-term accounts receivable balance is comprised of an amount of $1,757,000 (US$1,500,000) receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom could have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties have commenced the discovery process and are currently participating in a court mandated settlement process which will continue on November 16, 2005. The concurrent discussion with Teleco de Haiti have recently broken off and the prospects for an out of court settlement appear to be unlikely. Consequently, although SR Telecom has a reasonable expectation that its claim will be upheld by the court, the Corporation has now determined that the most likely outcome will not result in the full recovery of the receivable and accordingly has recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million) during the third quarter.

5.	Restructuring, Asset Impairment and Other Charges

Restructuring, asset impairment and other charges is comprised of the following:

During the third quarter of 2005, additional restructuring charges of $2,307,000 were accrued. These charges were comprised of severence and termination benefits relating to the termination of employees originally laid-off in January 2005 in the Canadian location. These charges were taken by the Corporation to continue to reduce its cost structure in line with current and projected revenue levels. In total, 93 employees were terminated including 41 research and development employes, 16 project management employees, 9 sales and marketing employees, 19 operation employees and 8 administration employees.

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $19,859,000 offset by an inventory provision of $3,311,000 was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France.

During the third quarter of 2004, restructuring charges of $2,631,000 were accrued. These charges were predominantly comprised of accrued lease charges and other costs relating to the Redmond, Washington facility. The Corporation also recorded a charge of $465,000 to write-down redundant equipment to their estimated fair value.

During the second quarter of 2004, restructuring charges of $12,719,000 were accrued. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. In total, 86 employees were terminated including 59 research and development employes, 6 project management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management also decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1,086,000 in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $266,000 during the same quarter.

The following table summarizes the activity related to the second and third quarter 2005 restructuring charges (in thousands of dollars):

	Restructuring charges	Amount paid/ Written off	Remaining liability at September 30, 2005
	$	$	$
Severance and termination	2,307	(1,641)	666
Inventory and asset impairment	16,548	(16,548)	-
	18,855	(18,189)	666

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

At September 30, 2005, the remaining balance of the December 31, 2004 restructuring provision of $2,206,000 is $335,000.

The following table summarizes the activity related to the second and third quarter 2004 restructuring charges (in thousands of dollars):

	Restructuring charges		Amount paid/ Written off		Remaining liability at September 30, 2004
		$	$	$
Severance and termination	10,762		(6,404)		4,358
Inventory and asset impairment	2,126		(2,126)		-
Lease changes and other costs	2,927		(537)		2,390
	15,815		(9,067)		6,748

6.   Capital Stock

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding	September 30, 2005	December 31, 2004
	(000's)	(000's)
17,610,132 common shares (17,610,132 - December 31, 2004)	$219,653	$219,653
3,924,406 warrants (3,924,406 - December 31, 2004)	$13,029	$13,029

See note 11 regarding the potential conversion of secured debentures.

The following table summarizes the activity in the Employee Stock Option Plan for the nine months ended:

	September 30, 2005		September 30, 2004
		Weighted-average		Weighted-average
	Number of	exercise	Number of	Exercise
	Options	Prices	options	Prices
Outstanding, beginning of period	406,580	$25.03	306,310	$32.96
Granted	-	-	149,000	$7.47
Forfeited / expired	71,150	$21.63	(27,030)	$29.82
Outstanding, end of period	335,430	$25.75	428,280	$24.29
Exercisable, end of period	228,880	$31.56	152,960	$41.65

The following table summarizes information about the Corporation's outstanding and exercisable stock options at September 30, 2005:

		Weighted	Weighted average		Weighted
Range of		average	remaining		average
exercise	Options	exercise	contractual	Options	exercise
prices	outstanding	prices	life	exercisable	prices

$6.40 - $9.80	150,500	$7.65	8.3 years	76,900	$7.65
$16.30 - $24.50	89,250	$18.58	5.9 years	63,700	$18.28
$35.30 - $53.00	48,630	$47.55	4.5 years	41,230	$47.42
$56.60 - $85.30	36,850	$65.33	4.3 years	36,850	$65.32
$89.70 - $130.80	10,200	$108.64	1.3 years	10,200	$108.64
	335,430	$25.75	6.5 years	228,880	$31.56

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively without restatement of prior periods (see note 3).

For the nine months ended September 30, 2005, $684,000 (for the nine months ended September 30, 2004 - $185,000) is recognized as compensation cost in the consolidated statement of earnings for awards granted since January 1, 2002. For the three months ended September 30, 2005, $545,000 (for the three months ended September 30, 2004 - $73,000) is recognized as compensation cost in the consolidated statement of earnings. The compensation cost is based on the weighted-average grant date fair value of $6.33 per stock option for the 262,000 stock options granted since January 1, 2002.

7.   Business Segments and Concentrations

SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR) in Chile, provides telecommunication services to end-users.

As at September 30, 2005 and December 31, 2004:

	Wireless		Telecommunications
	Telecommunications		Service		Inter-Segment
	Products		Provider		Eliminations		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$
Balance Sheets
Property, plant and equipment, net	15,854	19,575	74,344	82,015	(11,515)	(16,148)	78,683	85,442
Intangible assets, net	3,818	4,494	-	-	-	-	3,818	4,494
Other assets, net	2,466	972	5,434	5,311	(5,323)	(5,296)	2,577	987
Total assets	214,311	238,714	151,443	154,485	(165,983)	(165,575)	199,771	227,624

For the three months ended September 30, 2005 and 2004:

Statements of Earnings
External revenues	33,480	31,717	4,776	4,660	-	-	38,256	36,377
Intersegment revenues	13	147	-	-	(13)	(147)	-	-
Gross profit	10,937	10,886	4,776	4,660	-	-	15,713	15,546
Finance charges, net	8,163	1,465	822	638	-	-	8,985	2,103

Depreciation of property, plant and equipment	967	1,268	1,717	1,690	(217)	(313)	2,467	2,645
Amortization of intangible assets	225	225	-	-	-	-	225	225
Amortization of other assets	136	111	324	140	7	10	467	261
Restructuring, asset impairment and other charges	2,307	3,096	-	-	-	-	2,307	3,096
Gain on sale of long-term investment	-	(3,444)	-	-	-	-	-	(3,444)
Gain on settlement of claim	-	(4,583)	-	-	-	-	-	(4,583)
Income tax recovery (expense)	172	(339)	-	-	-	-	172	(339)
Net (loss) income	(14,090)	(5,477)	(8)	1,494	-	-	(14,098)	(3,983)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the nine months ended September 30, 2005 and 2004:

Statements of Earnings
External revenues	59,212	84,876	14,629	14,306	-	-	73,841	99,182
Intersegment revenues	13	399	-	-	(13)	(399)	-	-
Gross profit	16,890	31,815	14,629	14,306	-	-	31,519	46,121
Financial charges, net	11,412	3,731	2,267	2,130	-	-	13,679	5,861
Depreciation of property,
plant and equipment	2,997	3,844	4,973	4,963	(653)	(791)	7,317	8,016
Amortization of intangible assets	676	669	-	-	-	-	676	669
Amortization of other assets	340	365	612	432	27	30	979	827
Restructuring, asset impairment and other charges	18,855	15,815	-	-	-	-	18,855	15,815
Gain on sale of long-term investment	-	(3,444)	-	-	-	-	-	(3,444)
Gain on settlement of claim	-	(4,583)	-	-	-	-	-	(4,583)
Income tax (expense)	(84)	(637)	-	(25)	-	-	(84)	(662)
Net loss	(55,411)	(41,997)	(3,130)	(2,251)	-	-	(58,541)	(44,248)
Purchase of property, plant and equipment and other assets for the nine months ended September 30	5,295	1,920	2,247	1,438	6	513	7,548	3,871

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 98% of revenue or $37,649,000 for the three month period ended September 30, 2005 and 98% of revenue or $72,444,000 for the nine month period ended September 30, 2005. Sales to customers located outside of Canada were approximately 93% of revenue or $33,786,000 for the three month period ended September 30, 2004 and 95% of revenue or $93,816,000 for the nine month period ended September 30, 2004.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three month period ended September 30, 2005:			For the three month period ended September 30, 2004:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)

Canada	1.6%	$607	Canada	7.1%	$2,591
Argentina	11.7%	$4,483	Chile	12.8%	$4,660
Chile	12.5%	$4,776	Indonesia	11.4%	$4,152
Spain	23.7%	$9,073	Senegal	13.0%	$4,726
Other	50.5%	$19,317	Spain	10.9%	$3,966
	100.0%	$38,256	Other	44.8%	$16,282
				100.0%	$36,377

For the nine month period ended September 30, 2005:			For the nine month period ended September 30, 2004:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)

Canada	1.9%	$1,397	Canada	5.4%	$5,366
Chile	19.8%	$14,629	Chile	14.5%	$14,344
Mexico	12.6%	$9,283	Thailand	9.6%	$9,547
Spain	17.4%	$12,875	Other	70.5%	$69,925
Other	48.3%	$35,657		100.0%	$99,182
	100.0%	$73,841

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three month period ended September 30, 2005:			For the three month period ended September 30, 2004:

	% of Revenue	Revenue (000’s)		% of Revenue	Revenue (000’s)

Siemens S.A.	23.5%	$7,870	La Société Nationale des Télécommunications (Sonatel)	13.0%	$4,726
Onatel	15.8%	$5,300	PT. Aplikanusa Lintasarta	11.4%	$4,152
Techtel S.A.	13.4%	$4,483

For the nine month period ended September 30, 2005:			For the nine month period ended September 30, 2004:

	% of Revenue	Revenue (000’s)

Siemens S.A.	13.3%	$7,901	There is no individual customer where the revenue exceeds 10% of the total consolidated revenue.
Telefonos de Mexico, S.A. de C.V. (Telmex)	12.2%	$7,246

The following sets forth the property, plant and equipment by location:

	September 30,	December 31,
	2005	2004
	(000's)	(000's)
Canada	$13,362	$16,628
Chile	$62,829	$65,867
Other	$2,492	$2,947
	$78,683	$85,442

8.	Other Assets

As at September 30, 2005, other assets is comprised of professional fees of $2,398,000 primarily relating to the establishment of the credit facility, as well as financial costs comprised mainly of broker, dealer and agent fees and of a 2% commitment fee (described in note 9) in the total amount of $1,249,000 incurred in relation to the Credit Agreement. The Corporation is amortizing the costs related to the credit facility over the term of the Agreement, as of June 2005.

9.	Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to $46,500,000 (US$39,625,000) with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. The first three tranches of US$15,850,000. US$11,887,500 and US$7,925,000 were available as at September 30, 2005, of which $39,556,000 (US$33,737,000) has been drawn. The remainder of the credit facility becomes available to the Corporation, subject to approved budgets or covenant compliance. The credit facility contains numerous restrictive covenants which, among other things, limit the ability of the Corporation to incur additional debt or grant security, make restricted payments or dispose of assets. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in cash after October 1, 2006, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the Credit Facility at September 30, 2005 in the amount of $649,000. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lenders, 5% of the US$39,625,000 maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

10. Long-Term Debt

Pursuant to the terms of an Amendment Agreement, the CTR lenders have agreed to restructure the repayment schedule of their $34,588,000 (US$29,500,000) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate is at LIBOR plus 4.5%, and an additional 1% per year, payable at maturity which, at September 30, 2005, is included in long-term debt in the amount of $239,000. The Corporation continues to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12,000,000. This guarantee is secured against the assets of SR Telecom and ranks pari pasu with the 10% convertible debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. The Corporation has also agreed to provide certain management, technical, inventory and other support to CTR.

Principal repayments related to the CTR debt (excluding payments on account of interest) are as follows:

$
2005	351
2006	1,404
2007	2,340
2008	30,493
34,588

11. Convertible Redeemable Secured Debentures

On July 21, 2005 the Corporation issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest totaling $75,526,000 into 10% convertible redeemable secured debentures (“new convertible debentures”), due October 15, 2011 (the “debenture exchange”). Interest on the new convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Corporation.

The convertible debentures are secured by a charge over substantially all of the assets of the Corporation, ranking behind the security interest granted to the lenders under the Credit Facility, and pari pasu with the CTR loan, and subject to the terms of an Inter-Creditor agreement entered into between the lenders, under the terms of the Credit Facility, the 10% convertible debenture holders and the CTR lenders, which set out certain rights and obligations between them.

On August 24, 2005, the debenture exchange closed where all of the 8.15% debentures, except for debentures with a face value of $270,000 (included in long-term debt), were exchanged for $75,526,000, face value of new convertible debentures.

The new convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, $10,000,000 of the new 10% convertible secured debentures will be converted into 46,060,892 common shares, representing approximately 72% of the issued and outstanding common shares of SR Telecom no later than November 30, 2005.

In accordance with Canadian GAAP, the new 10% convertible secured debentures are accounted for on the basis of their substance and are presented in their component parts of debt and equity, measured at their respective fair values. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the debentures discounted at an interest rate of 21%, which approximates the interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the fair value and the face value of the debentures is allocated to equity. The debt component will be accreted to its face value through a charge to earnings over its term. As at September 30, 2005, the value allocated to debt components is $39,040,000 including $563,000 of accreted interest and interest payable in kind in the amount of $803,000, and the value allocated to equity components is $37,851,000.

12. Restricted Cash

The Corporation has restricted cash of $2,117,000 as at September 30, 2005, comprised of the following:

•	$665,000 is in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

•	$494,000 (224,774 million pesos) to cover a portion of the interest and principal portions due on the CTR long-term debt.

The balance of the short-term restricted cash in the amounts of $958,000 (US$817,000) is to secure certain obligations on the San Jose, California lease obligation, which expires in September 2006.

13. Gain on Sale of Long-Term Investment

During the month of September 2004, the Corporation sold a long-term investment, acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at the estimated fair value of $nil at the time of acquisition.

14. Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at September 30, 2005 is $2,226,000.

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at September 30, 2005, the warranty provision is $484,000. The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years and has accrued an amount of $1,759,000 (US$1,501,000).

15. Litigation

The Corporation has included in accounts payable and accrued liabilities, management's best estimates of the outcome of the following litigations.

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4,000,000 of inventory by SR Telecom, where US$2,000,000 was paid on August 27, 2004. The remainder was to be paid in three installments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004.

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has subsequently agreed to with Solectron andhas paid the then overdue amount of US$550,000 including interest and fees on June 15, 2005. The remaining balance of US$900,000 due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at September 30, 2005.

Axio Wireless (“Axio”) Arbitration

In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer to this matter under arbitration, which took place between March 14 and March 17, 2005. The court issued a judgement on June 2, 2005 in favour of SR Telecom and denied all relief requested by Axio.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Future Communications Company (“FCC”) Litigation

The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc. (formerly, Netro Corporation) of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The appeal, filed on March 2, 2005, was rejected by the Kuwait Appeal Court and the Corporation appealed this decision to the highest of the Kuwait Courts on July 4, 2005, which appeal has not yet been heard. The amount in dispute is $1,013,000.

North San Jose Interests

On August 30, 2005, the Corporation was served with a complaint for rent and damages in connection with a lease by SR Telecom USA, Inc. (formerly Netro Corporation) from North San Jose Interests, seeking payment of US$856,194 and unspecified damages.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

16. Comparative Figures and Amendments

In 2004, the Corporation entered into a two part arrangement with a customer in Spain. The first part was a contract manufacturing arrangement whereby a division of the Customer produced certain subsystems for the Corporation using components sold to it by the Corporation. The second part was for the sale of finished goods to the Customer which included the subsystems produced by the other division of the Customer. During the third quarter of 2004, both the sale of finished goods and the sale of components were included in revenue in the financial statements for the three and nine months ended September 30, 2004. The Corporation is amending its financial statements to reflect only the sale of finished goods. The Corporation is therefore eliminating revenue of $1,032,000 and related cost of sales of $882,000 and including other income of $150,000 respectively for the three and nine months ended September 30, 2004. There is no effect on net loss or net loss per share resulting from this adjustment.

During the second quarter of 2004, a subsidiary of the Corporation, as a result of a clerical error, recorded as revenue an amount that had been previously properly accrued as revenue. The Corporation has amended its financial statements for the second quarter and six months ended June 30, 2004 and nine months ended September 30, 2004 to adjust for the overstatement of revenue, accounts receivable and cost of sales and the understatement of inventory. The effect of this adjustment on the consolidated financial statements is to decrease accounts receivable and revenue by $830,000, to decrease cost of sales and increase inventory by $523,000 and to increase net loss and net loss per share (basic and diluted) in the amounts of $307,000 and $0.02, respectively, as at and for the three and six months ended June 30, 2004 and as at and for the nine months ended September 30, 2004.

The Corporation has restated its second quarter interim financial statements and management’s discussion and analysis for the three and six months ended June 30, 2004, and its third quarter interim financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2004, to reflect these adjustments.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The attached table summarizes the adjustments:

September 30, 2004	Three months ended		Nine months ended

(in 000's except for per share amounts)	Increase	Decrease	Increase	Decrease
	$	$	$	$

Accounts receivable	-	-	-	830
Inventory	-	-	523	-

Revenue	-	1,032	-	1,862
Cost of revenue	-	882	-	1,405
Selling, general and administrative expenses	-	150		150
Net loss	-	-	307	-

Net loss per share, basic and diluted	-	-	0.02	-

17.  Subsequent Events

a)  Rights Offering

As soon as practical following the closing of the debenture exchange on August 24, 2005, the Corporation intended, subject to market conditions, to file a prospectus relating to a “rights offering” to its existing shareholders. Pursuant to a rights offering, the Corporation will offer to shareholders holding its common shares the right to subscribe to common shares at a price to be determined, but no less than a 20% premium to the conversion price of approximately $0.217 per share of the 10% convertible debentures. As the mandatory conversion of 10% convertible debentures will take place no later than November 30, 2005, debenture holders who receive common shares directly as a result of the mandatory conversion of the 10% convertible debentures will be entitled to participate in the rights offering in respect of such common shares.

The first $25,000,000 raised under the rights offering will be used for working capital and general corporate purposes, and all amounts raised in excess of $25,000,000 will be applied 50% to working capital and general corporate purposes and 50% to a pro-rata redemption of the new Convertible Debentures and the CTR US debt at 95% of their face value. The Corporation shall not be obligated to pay more than 25% of the 10% convertible debentures and, for the purpose of applying this limitation, both the payment resulting from the rights offering and the principal amount of the 10% convertible debentures that are subject to the mandatory conversion will be considered to be amounts paid by the Corporation.

Due to unfavorable market conditions, the Corporation has delayed the rights offering to its existing shareholders to a date after November 30, 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

b)  Comprehensive Revaluation of Assets and Liabilities

Pursuant to the terms of the new convertible debentures, $10,000,000 face value of such debentures are mandatorily convertible into approximately 46,060,892 common shares in November 2005. As a result, at the conversion date, there will be a substantial realignment of the interests in the Corporation between the creditors and shareholders (the “reorganization”). As of the date of the conversion, the Corporation will adopt fresh start accounting. The adoption of fresh start accounting will result in the Corporation reclassfying the deficit which arose prior to conversion to a separate account within shareholders’ equity, and re-valuing its assets and liabilities to their estimated value determined as the lesser of; i) the value arrived at in negotiations with the new convertible debenture holders; and ii) the estimated fair value of the Corporation. The revaluation adjustment, along with direct costs incurred in effecting the reorganization, will be accounted for as a capital transaction and will be recorded in a separate account within shareholders’ equity. These consolidated financial statements do not reflect the adoption of fresh start accounting.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783